

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

<u>Via E-mail</u>
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

>   **Re: HopFed Bancorp, Inc.**
>   **Supplemental Soliciting Materials on Schedule 14A**
>   **Filed April 10, 2013 by Stilwell Value Partners I, L.P., et al.**
>   **File No. 000-23667**

Dear Ms. Parisi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Supplemental Soliciting Materials Filed on April 10, 2013

1.   Please revise all future soliciting material to refrain from making statements that could be viewed as impugning the character of other parties, as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following without qualifying the statements as your opinion or belief or providing an adequate supporting basis:
    - "poor job running our company" (first paragraph);
    - the implication that the board has "failed" at supervising management (first paragraph) and proving its worth (fourth paragraph);
    - the bank's earnings of $0.38 per share last year was "meager" (second paragraph); and
    - "insult to injury" and "brazenly" (second paragraph).

2.   In future supplemental soliciting materials, please qualify your discussion of the "mandate" that your nominee will have by reminding shareholders that Mr. Bolton does not have specific plans for HopFed and will not represent a majority of the board.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
        Spencer L. Schneider, Esq.